

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3561

July 21, 2008

Mr. Robert Wang
Principal Chief Executive Officer
Avani International Group Inc.
108-2419 Bellevue Ave.
West Vancouver, British Columbia V7V 4T4
Canada

> **Re:** **Avani International Group Inc.**
> **Form 10-KSB for Fiscal Year Ended December 31, 2007**
> **Filed April 10, 2008**
> **Form 10-QSB for Fiscal Quarter Ended March 31, 2008**
> **Filed May 13, 2008**
> **File No. 1-14415**

Dear Mr. Wang:

Beginning February 4, 2008, companies formerly classified as "small business issuers" under Regulation S-B must file their quarterly reports on Form 10-Q after they have filed an annual report for a fiscal year ending after December 15, 2007. Although small business issuers are now required to file on Form 10-Q, the disclosure requirements of that form are now tailored for smaller companies.

We note that your quarterly report for the first quarter of fiscal year 2008 was on Form 10-QSB and not Form 10-Q. Although we are not asking you to correct that filing just to reflect the proper form type, we ask that you review your filing requirements and consider whether any action is necessary if your recently filed quarterly reports do not contain all required material information. In any event, you should file your next quarterly report on Form 10-Q.

In addition, we issued a comment to you on your Form 10-KSB on June 10, 2008. As of the date of this letter, this comment remains outstanding and unresolved. We expect you to contact us by July 31, 2008 to provide a substantive response to this comment or to advise us why you are unable to respond and when you will be able to do so.

Please contact Dave Walz at (202) 551-3358 or Tia Jenkins at (202) 551-3790 if you have any questions.

Sincerely,

Tia Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and
Healthcare Services